PRESS RELEASE

ELKCORP ISSUES STATEMENT REGARDING
TWO DIFFERENT TENDER OFFERS

DALLAS, January 19, 2007 -- ElkCorp (NYSE:ELK), a leading manufacturer of roofing and building products, today confirmed that it has received notice of a cash tender offer to purchase all of ElkCorp’s outstanding shares for $42.00 per share by an affiliate of Building Materials Corporation of America (BMCA). The Company also noted that BMCA has terminated its previous tender offer of $40.00 per share.

The Special Committee and the Board of Directors, consistent with their fiduciary duties and the Company’s obligations under its existing merger agreement with The Carlyle Group (Carlyle), will review the BMCA tender offer and make a recommendation to ElkCorp’s shareholders. The Board urges its shareholders not to take any action with respect to the BMCA offer until the Board makes its recommendation.

On January 16, 2007, ElkCorp announced that it has entered into an amended merger agreement with Carlyle, under which Carlyle yesterday commenced a tender offer to acquire all of ElkCorp’s outstanding shares for $40.50 per share. The revised Carlyle tender offer represents a $2.50 increase over the $38.00 price per share provided in the original merger agreement with Carlyle, which was announced on December 18, 2006. The Carlyle tender offer will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The Board, at this time, continues to recommend that shareholders accept the Carlyle tender offer.

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About ElkCorp
ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com

CONTACTS: Investors ElkCorp Stephanie Elwood (972) 851-0472 or MacKenzie Partners Inc. Dan Burch or Bob Marese (212) 929 5405	Media Sard Verbinnen & Co. Jim Barron (212) 687-8080

Additional Information and Where to Find It. In connection with the Carlyle tender offer, Elkcorp is filing a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC"). In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC, if required by law. In connection with the tender offer by an affiliate of BMCA, ElkCorp expects to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Free copies of materials which will be filed by ElkCorp will be available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of tenders or proxies from its shareholders. Information concerning the interests of ElkCorp~~'~~’s participants in the solicitation is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in a proxy statement relating to the merger, if one is required to be filed, and in the solicitation/recommendation statements on Schedule 14D-9 when they become available.